

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 18, 2007

Mr. David Reis
President and Chief Executive Officer
Nur Macroprinters Ltd.
12 Abba Hillel Silver Street
P.O. Box 1281, Lod 71111
Israel

      RE: **Nur Macroprinters Ltd.**
              Form 20-F for the fiscal year ended December 31, 2006
              Filed June 29, 2007
              File No. 0-26498

Dear Mr. Reis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Martin F. James
                              Senior Assistant Chief Accountant